UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A /A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933
Amended May 12, 2005
Amended June 21, 2005
Amended June 23, 2005

Colorado Movies, Inc.

A Colorado Corporation
2601 - 8th Avenue
Pueblo, CO 81003
(719) 543-7711

Agent of Service:
Robert Guy Barrows, President
Colorado Movies, Inc.
2601 - 8th Avenue
Pueblo, CO 81003
(719) 543-7711

This document consists of **42 pages.**

Primary Standard Industrial Classification Code Number: 7812

I.R.S. Employer Identification Number: 84-1289603

SEC File No. 24-10111

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

No financial statements exist at this time because the corporation, though filed with the State of Colorado, has not been capitalized at this date, and no financial transactions of any kind have been conducted.

SUPPLEMENTAL INFORMATION

No amount of compensation to be allowed or paid to an underwriter has been cleared with the NASD because no underwriter is, at this time, involved with this offering.

No engineering, management or similar report is referenced in the offering circular.

The issuer will supply any information requested by the staff in support of statements, representations and other assertions contained in the offering statement.

PART I — NOTIFICATION

ITEM 1. Significant Parties

(a) The issuer's directors are:

Robert Guy Barrows, President
Residential and Business address: 2601 - 8th Avenue
Pueblo, CO 81003

Georgia Jerilyn Barrows, Corporate Secretary
Residential and Business address: 2601 - 8th Avenue
Pueblo, CO 81003

(b) The issuer's officers are the same as listed in (a) above.

(c) The issuer has no general partners.

(d) The are, as yet, no record owners of 5 percent or more of any class of the issuer's equity securities.

(e) The are, as yet, no beneficial owners of 5 percent or more of any class of the issuer's equity securities.

(f) There are, as yet, no promoters of the issuer, except for the two corporate officers, who are the same as in Item 1 (a) above, although at a later date there may be promoters.

(g) There are no affiliates of the issuer.

(h) There is no counsel to the issuer with respect to the proposed offering at this time, although at a later date, the issuer may seek counsel, if necessary.

(i) There is no underwriter with respect to the proposed offering at this time, although at a later date, the issuer may contract with an underwriter.

(j) Not applicable.

(k) Not applicable.

(l) Not applicable.

(m) Not applicable.

ITEM 2. Application of Rule 262

(a) There are no persons identified in response to Item 1 who are subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable.

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered.

(a) The jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons, in the event such persons may be engaged by the issuers, is: AS OF THIS DATE, IT IS THE INTENTION OF THE ISSUER THAT THE SECURITIES WILL BE OFFERED ONLY IN THE STATE OF COLORADO.

(b) The jurisdiction in which the securities are to be offered other than by underwriters, dealers or salespersons, is: AS OF THIS DATE, IT IS THE INTENTION OF THE ISSUER THAT THE SECURITIES WILL BE OFFERED ONLY IN THE STATE OF COLORADO. The method by which such securities are to be offered will be by personal sales of the offering by any legal method by a licensed selling agent or by the Directors and/or Officers of the issuer, if no licensed selling agent is involved.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) Not applicable: No unregistered securities have been issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A.

(b) Not applicable. Items (1), (2) and (3) are also not applicable.

(c) Not applicable.

AS OF THIS DATE, NO SHARES HAVE BEEN REGISTERED OR ISSUED TO ANY INDIVIDUAL INCLUDING THE TWO CORPORATE OFFICERS NAMED IN ITEM 1 (a) above.

ITEM 6. Other Present or Proposed Offerings

The issuer is not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) There is no arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any purpose whatsoever, including:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) Not applicable, because there is no underwriter.

ITEM 8. Relationship with Issuer of Experts Names in Offering Statement

No expert is named in the offering statement as having prepared or certified any part thereof nor was employed for such purpose on a contingent basis, nor, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries nor was connected with the issuer nor any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. No publication authorized by Rule 254 was used prior to the filing of this notification.

PART II — OFFERING CIRCULAR

OFFERING CIRCULAR MODEL A.
COVER PAGE

Colorado Movies, Inc.

Type of securities offered: Common Stock
Maximum number of securities offered: 400,000
Minimum number of securities offered: 100,000
Price per security: $5.00
Total proceeds: If maximum sold $2,000,000.00 If minimum sold: $500,000.00 (See Questions 9 and 10)
Termination Date of this Offering will be one year from the date that this Offering Statement is qualified by the United States Securities and Exchange Commission.

Is a commissioned selling agent selling the securities in this offering? ( ) YES (X) NO **(Not at this time, but there may be a commissioned selling agent at a later date.)**

If yes, what percent is commission of price to public? **10% – if and when a selling agent becomes involved.**

Is there compensation to selling agents? (X) YES ( ) NO **10% – if and when a selling agent becomes involved.**

Is there a finders' fee or similar payment to any person? ( ) YES (X) NO (See Question No. 22.)

Is there an escrow of proceeds until minimum is obtained? (X) YES ( ) NO (See Question No. 26.)

Is this offering limited to members of a special group, such as employees of the Company or individuals? ( ) YES (X) NO (See Question No. 25.)

Is transfer of the securities restricted? ( ) YES (X) NO (See Question No. 25.)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION. HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This company:

(X) Has never conducted operations.
( ) Is in the development stage.
( ) Is currently conducting operations.
( ) Has shown a profit in the last fiscal year.
( ) Other (specify):____________
(Check at least one, as appropriate.)

This offering has been registered for offer and sale in the following states: **Not registered in any state at this time, but we will seek approval for registration ONLY IN THE STATE OF COLORADO, when this Offering is Qualified by the Securities and Exchange Commission.**

TABLE OF CONTENTS

This Offering Circular contains all of the representations by the Company concerning this offering, and no person shall make different or broader statements than those contained herein. Investors are cautioned not to rely upon any information not expressly set forth in this Offering Circular.

This offering circular, together with Financial Statements and other Attachments, consists of a total of **41** pages.

THE COMPANY

1. Exact corporate name:	**Colorado Movies, Inc.**	
State and date of incorporation:	**Colorado. April 20, 2005**	
Street address of principal office:	**2601 - 8th Avenue** **Pueblo, CO 81003**	
Company telephone number:	**(719) 543-7711**	
Fiscal year:	**01-01** (month)(day)	**12-31** (month)(day)

Person to contact at Company with respect to offering: **Robert Guy Barrows**
Telephone Number (if different from above): **Same as above.**

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

BUSINESS RISKS

1. DEVELOPMENT STAGE COMPANY; RISK OF LOSS. The Company has no operating history. The Company has not yet been formed to develop, produce and arrange distribution of a single feature-length motion picture. The Company has no assets, except for a COMPLETED SHOOTING SCR8IPT TITLED "THE VAQUERO AND SUSAN.:

The Company has no employees, has conducted no operations, has no cash, as is entirely dependent upon the success of this Offering to commence operations.

If the Company is unsuccessful in developing and arranging distribution of its first produced film, it is unlikely that the Company will pay dividends as the Company will probably have no other source of revenue. No investor should invest in the Company unless the investor is economically able to withstand the loss of his/her entire investment in the Company.

2. SPECULATIVE NATURE OF THEATRICAL BUSINESS. The domestic theatrical distribution of motion pictures is a highly speculative business. The success of a film is largely dependent upon its appeal to public taste, an appeal which is unpredictable and susceptible to rapid change. Such appeal may also be significantly affected by the popularity of other films then being distributed. The value of a motion picture in home video, free and pay television, and other ancillary markets is largely dependent upon its success in the domestic and international theatrical markets. It is impossible to predict accurately the success of any film. Additionally, the entertainment business, in general, and the motion picture business, in particular, are undergoing significant changes, primarily due to technological developments. These developments have resulted in the wide-spread availability of alternative forms of leisure time entertainment. It is impossible to predict accurately the eventual effect that new technological developments may have on the various markets for the Company's motion picture.

3. LACK OF PROFITABILITY/RISK OF LOSS. Investors in this offering will have little or no opportunity to make a profit from their investment, unless the Company pays dividends from its profits or unless the investors can sell their shares to someone else for more than the price of this offering. At the present time, there is no public market for the shares and none may ever develop. Although the Company anticipates profits from the development and sale of the motion film, there is no guarantee that any profit will be made or dividends will be paid.

4. LIMITED CAPITALIZATION; DEPENDENCE ON OFFERING. The Company believes that the proceeds of this offering will enable the Company to have sufficient working capital to produce its motion picture and to format it in a manner necessary to deliver it to a distribution company. Although the Company believes that the proceeds of this offering will be sufficient, there are many inherent risks associated with producing a motion picture and there can be no assurance that the Company will be able to produce this motion picture with the proceeds of this offering. The Company has no commitments from others to provide additional capital and there can be no assurance that such funding would be available when needed or, if available, that its terms will be favorable or acceptable to the company. The Company may be required to offer additional securities to other purchasers resulting in a dilution of the ownership rights of purchasers in this offering. If the Company is unable to obtain additional capital, when and if needed, it could be forced to sell certain rights in the film on unfavorable terms or at an unfavorable time or to curtail work on the film or cease its business activities altogether.

5. UNCERTAINTY OF FOREIGN BUSINESS. Foreign distribution and sales activities expose the Company to substantially all of the economic risks of doing business with foreign companies. These risks include an

increase in the value of the dollar which could cause the Company to receive less revenue for its film in foreign markets.

6. DEPENDENCE UPON KEY PERSONNEL. The Company is highly dependent on the services of Robert Guy Barrows, President of the Company, who will make or significantly influence virtually all of the major decisions concerning the Company's business. The loss of the services of Robert Guy Barrows would materially adversely affect the conduct of the Company's business and the quality of the proposed film. The Company presently does not have an insurance policy on the life of Robert Guy Barrows. However, the Company intends to obtain a key man life insurance policy on the life of Robert Guy Barrows and other key employees during the principal photography phase. There can be no assurance that Robert Guy Barrows or the key employees will be insurable.

7. CONTROL BY EXISTING SHAREHOLDERS. The Company is, and after this offering will be, a corporation controlled primarily by Robert Guy Barrows and Georgia J. Barrows.

8. NO ASSURANCE OF DISTRIBUTION. There can be no assurance that the Company will be able to secure adequate distribution of its film. Reliance upon distribution companies can subject the Company to a number of special risks. including the inability of one or more distributors to properly remit funds to the Company.

Additionally, due to any financial problems which a distributor may have, it may, for its own business reasons, be unwilling or reluctant to actively distribute the Company's film despite contractual commitments. Distribution companies in the motion picture business are varied in reliability and financial resources. These companies are scattered and located in many jurisdictions beyond the United States, where it may be difficult to collect revenues, due to the possibility of pirating the movie with the latest DVD technology and other forms of delivering movies by unauthorized distributors.

9. SOLE PRODUCT OF COMPANY. During the first year of operation, the Company will not engage in any other significant business activity not related to the film. Accordingly, the success of the Company will be dependent upon the success of this motion picture. As a result, the Company's overall performance will be entirely dependent upon the success of this motion picture.

10. NO DIVIDENDS. The Company has never paid dividends and the payment of dividends on the Company's stock is not contemplated for the foreseeable future. Accordingly, a purchaser who anticipates the need for income by way of dividends from his/her investment should refrain from purchasing the stock offered herein.

OFFERING RISKS

11. LACK OF PUBLIC TRADING. Investor making an investment in this Company should realize that there is no current public market. Thus, an investor in the Shares may not be able to sell his or her share readily, if at all. This lack of a public market for the stock may have an undesirable effect on the stability and price of the stock, and may cause the stock to have no market value in the foreseeable future.

12. ARBITRARY OFFERING PRICE. There is no public market for the Company's Common Stock, and the price of shares offered hereby bears little relation to the assets, book value, net worth or any other recognized criteria of value of the Company. The offering price of the Shares was determined arbitrarily by the Company's Board of Directors and should not be considered an indication of the actual value of the Company.

13. NO COMMITMENT TO PURCHASE STOCK. No commitment exists by anyone to purchase all or any part of the stock subject to this public offering and consequently, the Company can give no assurance that such stock will be sold.

14. DILUTION OF AND BURDEN ON NEW INVESTORS. An investment in the stock pursuant to this Offering will result in an immediate dilution from the price paid to the resulting net tangible book value of the Company's stock. Due to the dilution to be done by the investors purchasing stock in this offering, the later investors will bear most of the risk of loss.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this offering circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

a) Describe in detail what business the Company does and proposes to do, including what products or goods are or will be produced or services that are or will be rendered.

The Company was incorporated in the State of Colorado on April 20, 2005 with assigned entity identification number 20051163640. No other business records, licenses or permits have been issued as of the date of this Offering Statement.

There are no predecessors of this Company. No productions or activities of any kind have been started or completed by the Company.

The Company will purchase all rights to the shooting script "The Vaquero and Susan" from the sole author of that script, Robert Guy Barrows. The copyright now in the name of Robert Guy Barrows will be transferred to Colorado Movies, Inc., when and if there is capital in the Company to purchase all rights to the script. Payment will be deferred until the Company shows a profit.

Worldwide licensing rights will be included in the purchase of the copyright by the Company, which will include all forms of distribution in any form, film, video, digital video disk (DVD), now known or developed in the future. The Company will own every possible distribution form of the completed motion picture.

The Company owns all rights to "The Property," i.e., the shooting script titled "The Vaquero and Susan." The term "all rights" includes the right to produce a movie based on the script, the right to produce a television series based on the script, the right to produce a theatrical drama, to publish a novelized version, to create sequels of the basic story in all possible media variations, to transfer the main characters in the story to other stories related to the original script, and to sell or lease to other companies any or all of these rights, including toys, clothing, music, and any other merchandise using the characters and the title and story-line from the original script.

"Worldwide licensing rights" pertain to all the rights included in the above paragraph and are able to be leased or sold to entities all over the world, particularly translations of the story-line variations into other languages.

The Producer will exploit these worldwide rights through agents and public relations personnel using film festivals, television and news media publicity, offering the entire panoply of rights to distributors and exhibitors all over the world.

The Company's activities will not be solely limited to the production of "The Vaquero and Susan" unless that production is a financial loss, causing the Company to go out of business. If the movie "The Vaquero and Susan" is a financial success, then the Company will consider producing other motion pictures and television productions, and future productions will be budgeted according to the Company's fiscal abilities.

Colorado Movies, Inc. has been formed to finance the development and production of a feature length motion picture made by, or caused to be made by, the Chief Executive Officer and Producer, Robert Guy Barrows. The Company will subsequently own all the rights for worldwide licensing of the motion picture. The Producer intends to fully exploit these rights for the greatest financial return to the Company.

"The Vaquero and Susan" is a dramatic-action-comedy film set in one locale in the Old West. The following is a synopsis of the film:

THE VAQUERO AND SUSAN
A Synopsis of the Motion Picture by Robert Guy Barrows

A Mexican cowboy rides into a small Western town about the year 1850, shortly after the Mexican War of 1848. He is taunted by several Anglo cowboys who have been drinking. The Vaquero kicks at a dog as he rides down the empty dirt street of the town. One Anglo cowboy chides the Vaquero, who shrugs, gets off his horse, lassos the dog, and pets it. Then he starts to get back on his horse, but one of the gringo cowboys draws his revolver, starts to shoot the Vaquero, who shoots first, killing the gringo cowboy in self defense.

The Vaquero realizes he must get out of town, before the other cowboys shoot at him. But he realizes he is now being followed by other gringo cowboys on horseback , who start shooting at him. He rides quickly to the only high spot, a hill with a shack on it, where he jumps from his horse, dives into the shack, to shoot back at his pursuers, who are now determined to kill the Vaquero.

Meanwhile, on the outskirts of town, an elderly rancher drives a carriage toward town. Sitting beside him is a very you girl. On the back on the carriage is a hand-lettered sign: "Just Married." He stops and goes to the sign, pulls it off, tears it up, and tells the young girl that he doesn't want to advertise their marriage, since he really paid her father to become his wife, and there was never a real marriage ceremony.

The young girl, Susan, is very frightened and virginal. The elderly rancher, named Ned, tells her he intends to consummate their marriage in the town ahead. She protests that it is daytime. He shrugs and says he will rent a room and she should prepare herself .

He drives the carriage on into the town. He stops at a trading post and takes her inside. He knows Gabe, the owner of the trading post, and asks if he can rent a room. Gabe shows him a tawdry room in back of the store, where they can have privacy, then leaves them alone.

Ned tells Susan to get ready, while he makes a trip to the outhouse. As soon as he leaves, Susan bolts out a side door and runs up the hill, desperate to get away from the elderly Ned.

Without realizing it, she runs up the hill where the Vaquero is fortifying himself in the shack against the gringo cowboys who are gathering to charge up the hill and kill him.

The Vaquero sees Susan running toward his shack. He dashes out, grabs Susan, and pulls her into the shack with him -- he now has a hostage.

When Ned sees what has happened, he joins the gang of cowboys and takes charge, furious that his young "bride" has escaped and has been taken hostage by the Vaquero.

The Hispanics in the town side with the Vaquero, and attempt to organize a revolt against the gringos who have taken over their town ever since the Mexican War ended.

The hostility escalates, until it seems certain that the Vaquero and Susan will be killed by the angry gringo cowboys, led by Ned, the elderly rancher.

The surprise ending will leave the audience cheering.

THE END.

b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The motion picture "The Vaquero and Susan" will be produced in the following manner: first a property or script is acquired by the Producer and deemed feasible and practical to become a motion picture. The script is then broken down to determine a budget and other parameters relating to production.

The process to determine the budget is the same as in any other business enterprise: to research the costs of each item in the budget, accepting bids from service and supply sources, and contracting with talent and crew personnel according to the best available at a reasonable cost.

"Other parameters" refers to elements beyond the shooting script, such as the hiring of union or non-union professionals, the possibility of delays by weather, and the need for food and lodging for all the various personnel in the cast and crew, and transportation to and from the sets.

After the production and the successful distribution of the first movie titled "The Vaquero and Susan," the Company's activities will consider expanding to other movie productions and to television versions of the movies, or original television dramas.

The proposed budget is dependent upon the maximum and minimum amounts available to the Company from the shares of stock sold, to provide for more or less personnel and/or equipment.

Personnel in cast or crew may unexpectedly drop out or be unable to continue in the production for a wide variety of reasons that cannot be anticipated in detail.

Before funds are available, it is impossible to know precisely the level of ability of personnel who may be hired by the Company, according to their wage and salary demands.

Then a Unit Production Manager (sometimes a Line Producer) is employed to hire the technical crew i.e. Location Manager, Assistant Director, Director of Photography, Camera Operator, 1st Assistant Camera, 2nd Assistant Camera, Steadicam Operator, Sound Mixer, Boom Operator, Chief Lighting Technician/Gaffer, Script Supervisor, Still Photographer, Make Up/Hair Key Grip, Gaffers, Production Designer, Props Person, Wardrobe, Powder Man, Craft Services, various production assistants and other support personnel. The Producer usually hires a Director and works with him regarding casting. Rehearsals take place and the production begins. After completion of principal photography, post-production commences followed by actual completion of the film, screenings etc.

The motion picture "The Vaquero and Susan" will be shot in one location in a movie Western town such as Buckskin Joe near Canon City, Colorado, or a similar movie Western town, over a period of approximately six (6) weeks. The office to be used during production in the Southern Colorado area will be located at 2601 - 8th Ave., Pueblo, CO 81003. Principle photography will commence approximately 12 -14 weeks after funds are raised. The Producer, at his discretion may find it necessary to delay production, due to weather and other considerations. Investors are invited to visit any of the locations or sets for "The Vaquero and Susan" with prior advance notification to the Producer to see first hand how motion pictures are produced.

The following table is a timeline for production of a typical feature length motion picture.

Weeks After Completion of Financing	Stage of Production
1 - 12	Pre-production (final casting & rehearsals)
13 - 21	Production
22 - 30	Editing
31 - 33	Musical Scoring
34 - 36	Sound Editing
37 - 39	Final Mix / Optical Transfer
40 - 42	Negative Cutting
43	Time and Begin First Trial Answer Print

44	Screen First Trial Composite
45 - 52	Press Screenings and Distribution Negotiation

Currently, "The Vaquero and Susan" is awaiting funding to begin pre-production. This project has been in development for approximately two years and many of the details, problems and situations anticipated to be encountered have been dealt with or considered during this time.

The script has been completely rewritten during the past two years, page by page. The rewrite opened up new possibilities in casting the leading roles, and in reducing the number of sets that would be needed. Several meetings with a professional stunt coordinator has made it easier to schedule the kinds of action scenes needed for a realistic portrayal of the gunfights.

This preparation will facilitate an earlier production date, and a shooting schedule of only six (6) weeks, as details of the production schedule are refined with each budget item.

An experienced movie production manager will be hired to schedule all the steps necessary to put the movie into production with sets on the single location of a Western town, the number of actors and crew required for each day of actual production, and all the related preparations to start and complete successful the filming of the actual movie.

Completion of the motion picture "The Vaquero and Susan" will require the majority of the resources of the Company, approximately 85%.

"The Vaquero and Susan" is expected to be dependent upon a number of suppliers for essential equipment. This will include equipment used during the pre-production phase such as standard office equipment, i.e. FAX, telephones, computers, typewriters etc. During production and post-production, standard equipment used for motion pictures will be either purchased or rented (primarily rented due to limited and specific use.) This may include: Camera package, Zoom lens, Camera supplies, Sound package, Lighting/Grip Package, 1/4" Audio tape, Grip supplies, Gimble w/legs & weights, Dolly and track, Jib Arm, Smart Slate/Time Code Generator, 24 fps video monitor playback, Generator 6500 watt, Cell Phones, Wardrobe, Props, Make up/hair supplies, Polaroid camera, Polaroid film, Hi 8 Camcorder, Film stock, Automobiles, Truck/Van, Shipping Boxes, Digital Video Rental, Editorial Equipment Rental (film), Editing supplies (film), 3/4" VTR (used), Video Dubs 1" to 3/4" & 1/2", Video tape stock, DAT Recorder Rental, 35 mag. stripe, Audio Tape Stock, Work print, Titles, 3 Stripe Optical, First Answer Print, Negative for Tape to Film Transfer, Chairs, Bullhorn, Coffee Maker, Sand Rakes and any other specific equipment needed. There are numerous suppliers of the equipment needed to complete the production of "The Vaquero and Susan."

Supply contracts will be entered into prior to the production stage with the various rental and sales companies for specific equipment and services.

c) Describe the industry in which the Company is selling or expects to sell its products or services, and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table, if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in the product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

The motion picture industry is unique in relation to other businesses. No one can predict what a motion picture will actually earn. Whoever has a good idea, a good script and the ability to tell a story on film has the same chance of success as anyone else. And by the same token, someone who has had a major success still runs the risk of not being able to repeat it. Money can't guarantee success. Every motion picture is a new product. Film producers cannot depend on brand-loyal

customers to turn out with each release. No one can predict what a motion picture will actually earn. Any motion picture can become a hit or a loss, due to the uncertainties of the marketplace.

There are many possible avenues for distribution and many rights associated with a motion picture that can be sold; collectively or individually. This is illustrated in the following table:

DOMESTIC THEATRICAL

A. MAJOR STUDIO DISTRIBUTORS
Columbia/Tri-Star/Triumph, Disney/Hollywood/Touchstone, MGM/Pathe, Orion, Paramount, 20th Century Fox, Universal, Warner Bros.

B. INDEPENDENT DISTRIBUTORS
Cannon, Castle Hill, Concorde, First Run Features, Hemdale, Miramax/Prestige/Millimeter, New Line/Fine Line, Samuel Goldwyn, Savoy, Trimark/Vidmark, Triton, etc.

C. MINOR INDEPENDENT DISTRIBUTORS
Approximately seventy additional.

Total number of distributors is approximately 300.

HOME VIDEO
Buena Vista (Disney), Columbia/Tri-Star (New Line, Epic), Fox Video (Media Entertainment), Good Times, Live, MCA/Universal, Paramount, Warner (MGM, HBO, Cannon), etc.

DOMESTIC TELEVISION

A. PAY-PER-VIEW
Viewers Choice, Request, Cable Videostore

B. PAY TV
HBO/Cinemax, Showtime/Movie Channel, Disney, Playboy

C. NETWORK TV
ABC, CBS, NBC, Fox, PBS

D. BASIC CABLE TV
USA, TNT, TBS, Lifetime, Family Channel

E. SYNDICATION (Independent TV)

FOREIGN
Theatrical, Video, Television, Cable

NONTHEATRICAL

A. MAJOR NON-THEATRICAL
Airlines, Hotel/Motel, Hospital, Military

B. OTHER NON-THEATRICAL
Business/Industrial, Educational /Health Institutions, Film Clubs/Collectors, Prisons, Government, Libraries/Museums, Recreation, Religious, Travel, Remote Worker Sites

ANCILLARY RIGHTS LICENSING

A. PRINT PUBLICATION

B. MUSIC
Sound Track, Song, Sheet Music, Live Performance, Music Videos

C. PRODUCT MERCHANDISE

Merchandising rights such as novelizations, tie-in items like T-shirts, toys and other specialty goods featuring the movie's title, logo, story content, or spin-offs (new concepts or creations inspired by the original movie) thereof.

D. DRAMATIC RIGHTS
Sequel, TV Show/Series, Remake, Radio, Stage Play

Film Festivals: "The Vaquero and Susan" will be promoted at various Film Festivals if an acquisitions/distribution agreement is not entered into prior to completion to further enhance its desirability among the various distributors. These festivals may include: Sundance, San Francisco International Film Festival, Houston International Film Festival, Toronto Festival of Festivals, Telluride Film Festival, New York Film Festival, Santa Barbara International Film Festival. Screenings will be dependent upon the time of completion for "The Vaquero and Susan."

Note: Because this offering circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for, a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Marketing will be determined by the distributor who knows how to best position the motion picture in the marketplace, both domestic and foreign. Additionally, merchandising is usually licensed to outside companies with regard to promotional materials, tie-ins etc. In the Motion Picture Industry, although marketing and distribution are integrated, their activities and responsibilities are separate. Distribution supplies the retail outlets - the theaters - with the product. Marketing gets the people to the box office or the video store to purchase the product.

It is hoped that the intelligent and thoughtful story will also appeal to an older adult audience. In addition, "The Vaquero and Susan" can be developed into a long-running television series.

The Producer intends to cooperate with the Distributor by offering his services to the Distributor in the following ways. The costs of Distribution will be entirely incurred by the Distributor.

Publicity: The overall publicity goal for "The Vaquero and Susan" is to create a mystique about the film. Working in conjunction with the Unit Publicist, The Producer will promote the film in Variety and The Hollywood Reporter - industry trade papers. Entertainment Tonight, E and other entertainment oriented television programs and those with entertainment segments such as Good Morning America, CNN and the Today Show among others, will be invited to visit the set and locations for "The Vaquero and Susan" The Producer intends to sponsor and advertise press and industry screenings of the completed film. These screenings may be advertised in Variety and The Hollywood Reporter. In addition, the Producer will also publicize the film through magazine, newspaper, television and radio interviews.

Film Festivals: "The Vaquero and Susan" will be promoted at various Film Festivals if an acquisitions/distribution agreement is not entered into prior to completion to further enhance its desirability among the various distributors. These festivals may include: Sundance, San Francisco International Film Festival, Houston International Film Festival, Toronto Festival of Festivals, Telluride Film Festival, New York Film Festival, Santa Barbara International Film Festival. Screenings will be dependent upon the time of completion for "The Vaquero and Susan."

e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of: ______/______/______ $ __0__
(a recent date)

As of: ______/______/______ $ __0__
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

There is no backlog of written firm orders for products and/or services and no comparisons with any backlog of a year ago as these do not apply to the motion picture industry. There are no variations between the figures nor typical orders as again these do not apply to the motion picture industry.

Motion picture exhibition is seasonal and to this extent "The Vaquero and Susan" will be marketed by the Producer to ensure the greatest financial return to the Company and its investors. Motion picture distributors need a steady flow of product to supply the movie theaters which are open seven days a week, three hundred and sixty-five days a year. They also need to support the expensive overhead of their distribution operations. Major distributors need at least one new picture each month and ideally would like twenty or more films for domestic release each year. Because of the genre of "The Vaquero and Susan" and that it is a completely independent production, certain advantages can be achieved at the distribution stage. A Distributor will make all efforts to have a strong action picture seen during the summer vacation. At times the picture may be exhibited in rather prestigious urban multiple theaters during the six weeks prior to the important Christmas and Easter releases when all the majors and mini-majors hold back on their products and exhibitors are strapped for films. Once the picture has run its course as a 'first run feature' it still has a healthy life ahead as a 'second feature.'

f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Colorado Movies, Inc. currently has only two employees, CEO, Robert Guy Barrows and the Corporate Secretary, Georgia J. Barrows. Since motion picture production is typically short term, specific employees and or companies will be hired on an "as needed" basis to provide specific, short term services or products. Since payroll and other accounting can be quite tedious, Colorado Movies, Inc. like most independent motion picture companies will use a Payroll Service Company to expedite this. Technically, the Payroll Service Company will be the employer. Approximately 60 individuals, including cast and crew will be enumerated by the Payroll Services through the duration of the project.

Where needed, operational support will be provided by the vendors or rental houses of equipment purchased or rented. Personnel for the production will be hired for their experience with regard to the specialized equipment needed to produce the motion picture. All key personnel hired for the production of "The Vaquero and Susan" will be experienced in film production.

Currently, Colorado Movies, Inc. is non-signatory, having signed no formal agreements with any guilds or unions, so "The Vaquero and Susan" will be mostly a non-union production, to the extent that is possible, given the necessity of hiring union employees in certain key positions.

It is possible that "The Vaquero and Susan" could become signatory to the Writers Guild of America (WGA) and/or the Screen Actors Guild (SAG). If this occurs, production of "The Vaquero and Susan" could be delayed or hindered due to contract disputes only if it becomes necessary to make this a union production. Should Colorado Movies, Inc. find it necessary to use union talent

and crew, this could delay production. However, because of the extremely low budget (by Hollywood standards) it is probable that the non-union status of this production will remain in effect. It is anticipated that principal photography will easily be concluded without any disputes with any union. In any event, no labor disputes are presently anticipated for this production, since the location in Southern Colorado is beyond the area controlled by film industry labor unions.

Colorado Movies, Inc. will provide numerous benefits and incentives to offer its employees. Primarily, these are credits in a feature length motion picture. These credits offer tremendous opportunities for career advancement. Also, the opportunity to work in unusual locations and obtain experience in unique specialty areas i.e., mountain and wildlife areas of Colorado. The opportunity to be involved with "The Vaquero and Susan" can offer enormous career growth and advantages to both cast and crew.

Colorado Movies, Inc. may or may not agree to accept payment on a deferred basis for services rendered during production because of these incentives and to also insure that funds are available to complete the motion picture. Other personnel also may or may not agree to defer their salaries and/or wages. These are risk factors, because deferments by employees cannot be relied upon until actual production begins, and cannot be guaranteed beforehand.

g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates, and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease, or otherwise.

Colorado Movies, Inc. is a new company. It does not own any principal properties or have any leases. The only properties (equipment) which are anticipated to be acquired will relate to the costs of production and post-production for the motion picture "The Vaquero and Susan."

Acquisitions will be considered only if rental costs for a specific piece of equipment exceed actual purchase. In such cases, specific items may be purchased to save costs to the Company. An example would be a prop, such as a musical instrument. A used musical instrument can be purchased more cheaply than renting one from a property house for the time it would be needed.

Some equipment will possibly be leased with an option to purchase, (the option exercised and then the equipment sold) again to reduce cost to the company. An example would be a Moviola (film viewing and editing machine) which could be purchased and then sold (even at a substantially discounted price) for less than the cost of renting the equipment for the extended period of time necessary to edit the film.

It is impossible to anticipate in advance the kinds of equipment that must be bought outright or rented only for the duration of the production. This is another risk factor which includes the uncertainty of the exact cost of production equipment until production actually begins.

h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year, and what percentage of revenues research and development expenditures were for the last fiscal year.

The script, also known as a property, is the vehicle through which the motion picture will be produced. As such, The Company is dependent upon the script for "The Vaquero and Susan" to which it ha will own all rights. The script has been provided by the Chief Executive Officer and Producer, Robert Guy Barrows, valued at $56,631 (Writer's Guild of America minimum.) The script is copyrighted and registered with the Library of Congress (#PAu 2-228-279, Oct. 1, 1997) Copyright will currently extend for 75 years after the date of first publication. A complete script for "The Vaquero and Susan" is available.

As a new company, Colorado Movies, Inc. has not expended any monies for research and development during the last fiscal year. Development expenditures over the previous year for the motion picture "The Vaquero and Susan" have been incurred by the Producer (see Question No. 10(d) for a description of these expenditures.) The amount expected to be spent this year (at the point of funding through this offering) is $881,000.

i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

Regulation in the motion picture industry is through the Motion Picture Association of America (MPAA) which issues ratings (G, PG, PG-13, R or NC-17) for motion pictures. The majority of motion pictures are rated either PG, PG-13 or R. The only potentially detrimental effect to an acquisition or distribution agreement would conceivably be a G or NC-17 rating (usually for extreme violence or sexual content) which limits a motion picture's marketing potential. "The Vaquero and Susan" is anticipated to have a rating of PG.

The locations used will primarily be in the area of Cañon City, Colorado. The required permission to film on public or private locations will be obtained from the proper officials when necessary. Every effort will be made to comply with all regulations.

j) State the names of any subsidiaries of the Company, their business purposes, and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Colorado Movies, Inc. does not have any subsidiaries.

k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs, or re-capitalization. If the Company has recently undergone a stock split, stock dividend, or re-capitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this offering circular accordingly).

There are no material events in the development of the Company because Colorado Movies, Inc. is a new company. It does not have any material mergers or acquisitions nor pending or anticipated mergers, acquisitions, spin-offs, or re-capitalization.

4. a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Because Colorado Movies, Inc. is a new company it was not profitable during its last fiscal year.

	Event or Milestone	Expected manner of occurrence or method of achievement	Date, or number of months after receipt of proceeds when should be accomplished
(1)	**Completion of funding the offering.**	**This will be accomplished by the sale of the offering by selling agents.**	**Within 3 months. of approval of the offering.**
(2)	**Contracts with Production Personnel**	**All key personnel involved in the production of "The Vaquero and Susan"**	**1 month.**

		will already have extensive experience in film/television (below-the-line) production and will be employed based on the basis of their previous experience and work in the motion picture and television industry. A deal memo (employment contract) will be negotiated with each individual. See Question No. 35(d)	
(3)	Contracts with Cast.	Employment agreements with actors in the motion picture will be negotiated an individual basis. Contracts will be based on the stature of the actor, (See Question No. 35(d)) whether they have representation, their previous salaries on similar motion pictures and other factors.	1 month. [concurrent with (2).]
(4)	Production Meetings	Production meetings with department heads to finalize details and costs. Communicate any special concerns or situations to be encountered during production i.e. special effects, equipment.	1 month. [concurrent with (2).]
(5)	Rehearsals	The director works with individual actors and the entire cast as a group. This involves the actors' portrayal of their characters, their motivations, concerns, adjustments, performance, etc. Blocking and any special considerations are discussed.	4 weeks.
(6)	Commencement of Principle Photography.	Equipment is rented, checked and prepped. Film stock and expendables are purchased. Final meetings with cast and crew. Production begins. See Question No. 3(d).	4 weeks. [Concurrent with (5).]
(7)	Production.	Scenes are shot. Film is delivered and processed at the laboratory. Daily reports are submitted for camera, sound, budget and over-all schedule.	6 weeks.
(8)	Completion of Principle	Production is wrapped. Equipment is checked and returned.	4 weeks.

	Photography	Final reports completed.	
(9)	Commencement of Post-Production.	The film is transferred and a work print struck. Editing is begun. A rough cut is completed. Subsequent cuts are made and the picture is "locked."	6 - 8 months
(10)	Audio Post-Production.	Sound editing begins. This includes ADR, Foley, effects, music, score and mixes.	8 months [concurrent with (9).]
(11)	Completion of Post-Production.	All editing of the motion picture is complete. The negative is cut and all elements are delivered for final mix and lab work.	8 months. [concurrent with (9).]
(12)	Completion of Answer Print.	All elements of the motion picture are combined for the first time. Sound is converted to an optical track, titles are added, any optical effects are created. a trial print is made. The film is timed i.e. adjusted scene for color, saturation, density, temperature, clarity etc. A print for viewing is created.	9 months.
(13)	Screenings.	The motion picture in its final form is available for viewing. A premiere screening is held for Vice Presidents of Acquisitions, the press, cast and crew and invited guests.	10 months.
(14)	Distribution Negotiation.	An acquisitions or distribution deal is negotiated. Marketing strategies and a release date are discussed. Allocations for prints and advertising are made. Final contracts are drafted, reviewed and approved. See Question No. 3(c).	10 months [concurrent with (13).]
(15)	Exhibition.	The motion picture is released. See Question No. 3(c).	11 months.

b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs (See Questions 11 and 12).

The consequences to the Company of delays in the production of the motion picture "The Vaquero and Susan" within any time schedule will have an effect only to delay availability of the motion picture to the marketplace. If delays are substantial, and funds required for completion of the motion picture are depleted, then the motion picture may not be completed. Because of strict budget controls exercised by management, this is not a likely possibility. If an acquisition/ distribution contract is entered into prior to completion of the motion picture, delays could have consequences in terms of delivery requirements and contractual obligations.

The Company's liquidity in view of the Company's anticipated level of operating costs will only be a factor up until completion of the motion picture.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

The main factor relevant to the price is the low cost of $5.00 to attract buyers.

5. What were net, after tax earnings for the last fiscal year? (If losses, show in parentheses.)

Total $ _______0________ ($ ________0________ per share)

Colorado Movies, Inc. is a new company with no after tax earnings during its last fiscal year.

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or re-capitalization, and use conversion or exercise price in lieu of offering price, if applicable.

Colorado Movies, Inc. is a new company. There were no profits during its last fiscal year.

7. a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

$ _______0_______ ($ ________0________ per share)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

The net tangible book value per share is zero prior to this offering because the Company has no tangible assets and no liabilities.

b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, any relationship of such persons to the Company at the time of sale, the price at which they were sold, and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

No securities have been issued or sold during the last 12 months.

8. a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants, or rights and conversions of any convertible securities offered in this offering.

If the maximum is sold: __**40**__ %
If the minimum is sold: __**10**__ %

b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered?)

(Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum of 400,000 shares is sold: $3,000,000.00 value in the remaining 600,000 shares.
If the minimum of 100,000 shares is sold: $4,500,000.00 value in the remaining 900,000 shares.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants, or rights in this offering shall be assumed exercised.)

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants, or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: **NONE**. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants, or rights included in the calculations. The amount of such cash would be: $ _0_.
Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount	%	If Maximum Sold Amount	%
Total Proceeds	**$500,000**	**100%**	**$1,000,000**	**100%**
Less: Offering Expenses				
Company Offering Expenses	**50,000**	**10.0**	**100,000**	**10.00**
Legal and Accounting	**7,000**	**.014**	**25,000**	**0.025**
Copying and Advertising	**5,000**	**.01**	**10,000**	**0.01**
Net Proceeds from Offering	**$438,000**	**89.976**	**$850,000**	**89.965**

	If Gross Offering of 25% Amount	%	If Gross Offering of 50% Amount	%	If Gross Offering of 75% Amount	%
Total Proceeds	**$1.250,000**	**100%**	**$2,500,000**	**100%**	**$3,750,000**	**100%**
Less: Offering Expenses						
Company Offering Expenses	**125,000**	**10.0**	**250,000**	**10.00**	**385.000**	**10.00**
Legal and Accounting	**17,500**	**.014**	**62,500**	**0.025**	**93,750**	**0.025**
Copying and Advertising	**12,500**	**.01**	**25,000**	**0.01**	**37,500**	**0.01**
Net Proceeds from Offering	**$155,000**	**89.976**	**$337,500**	**89.965**	**516,250**	**89.965**

NOTE: "Company Offering Expenses in the above tables refers to a ten percent (10%) commission to a broker-dealer, if and when one is contracted with Colorado Movies, Inc. to sell this Offering.

ACQUISITION OF THE SCRIPT:

All rights of every kind in the shooting script titled "The Vaquero and Susan" are owned by the copyright holder, Robert Guy Barrows, who will defer any payment by the Company until all other expenses of the production of the movie are paid. If and when the Company shows a profit from the revenues of the Company from the sale and/or distribution of the completed movie, then Mr. Barrows will accept payment of the Writers Guild of America minimum payment for a shooting script of a feature-length movie.

No compensation will be paid to any officer or director, nor for out-of-pocket expenses, nor for any kind of reimbursement to Mr. Barrows until the completed movie production is sold and/or distributed.

"GRAND TOTAL" EXCEEDS MINIMUM NET PROCEEDS :

Wherever the "Grand Total" exceeds the Gross Offering Income, the shortfalls will be made up by deferments in the salaries of personnel who contractually agree to such deferments. If the personnel will not agree to such deferments, and no other way to cut expenses can be found, then the Gross Offering Income will be returned to the Investors.

"GRAND TOTAL" MAXIMUM NET PROCEEDS :

The "Grand Total" (i.e. expenses) assuming the maximum is sold is only 23% of the maximum net proceeds. If that is the case, then the remaining $3.7 million will be put into an account to earn interest to be used for the next movie production by the Company. The long-term goal of the Company is to continue producing movies.

DISTRIBUTION AND MARKETING COSTS.

Any contract with a Distributor to lease, purchase, or partner with the Producer in distributing the film in any way will include a clause that the Distributor will pay for all distribution costs, and reimburse the Producer for any marketing costs incurred in the process of signing with the Distributor.

PERCENTAGE OF NET PROFITS IN CONTRACTS WITH "TALENT" AND "CREW" AND "PRODUCER"

The Company will rely upon contracts with personnel in both "talent" and "crew" categories which specify a "percentage of the net profits" in each individual's contract with the company. This method of deferring payment to the higher paid "talent" and "crew" (i.e., "stars" and "name" individuals) has become a way of overcoming short-falls between gross offering revenue and production expenses.

Such "percentages of net profits" will be carefully calculated in relation to the production budget of any movie produced by the Company, so that the Company will be cautious in the extreme in laying out cash before the movie is actually produced and ready for marketing and distribution.

ITEMIZED USE OF NET PROCEEDS:

"The Vaquero and Susan"
PROPOSED BUDGET DETAIL (CASH)

		If Minimum Sold		If Maximum Sold	
		Itemized	Total	Itemized	Total
801-00	WRITING		2,791		2,791
801-02	Supplies & Xeroxing	1,765		1,765	
801-03	Research	986		986	
801-04	Miscellaneous Expenses	40		40	

803-00	PRODUCER & STAFF		7,765		48,265
803-01	Producer/Director	Deferred		40,000	
803-02	Associate Producers	7,000		7,500	
Fringe Benefits / Taxes		765		765	
805-00	DIRECTOR'S STAFF		Deferred		47,340
805-01	Director's Staff	Deferred		47,340	
807-00	TALENT		64,885		215,979
807-01	Talent - Actors	40,315		143,583	
807-02	Stunts/Stunt Coordinator	6,793		8,655	
807-03	Casting Director	0		5,000	
807-04	Extras & Stand-Ins	650		650	
807-05	Weapons expert	5,000		5,000	
807-06	SAG Bond	0		30,000	
Fringe Benefits / Taxes		12,127		23,091	
809-00	PRODUCTION STAFF		41,970		83,856
809-01	Unit Production Manager	14,575		25,400	
809-02	Asst. Unit Production Mgr.	3,000		6,629	
809-03	Assistant Director	2,500		5,394	
809-04	Asst.Director (Location)	3,500		13,838	
809-05	Script Sup./Stills	2,000		2,500	
809-06	Script Sup/Stills (Location)	3,600		5,500	
809-07	Production Coordinator	0		2,750	
809-08	Production Accountant	1,500		2,162	
809-09	Prod. Accountant (Location)	2,100		4,757	
809-10	Production Assistants	6,900		10,500	
Fringe Benefits / Taxes		2,295		4,426	
811-00	CAMERA		47,871		86,355
811-01	Director Of Photography	3,650		12,573	
811-02	Asst. D.P.	3,000		9,653	
811-03	First Assistant Cameraman	3,200		5,881	
811-04	Second Assistant Cameraman	3,000		4,352	
811-05	2nd Unit D.P	3,150		5,434	
811-06	2nd Unit Asst. D.P.	1,750		3,300	
811-07	Bodycam Operator	2,250		2,750	
811-08	Asst. Bodycam Operator	950		1,090	
811-09	Maintenance & Repairs	510		510	
811-10	Still Supplies	1,400		1,400	
811-11	Camera Rental Package	14,500		20,000	
811-12	Video Assist Package	Deferred		2,893	
811-13	Purchases & Expendables	900		900	
811-14	Bodycam Rental	2,100		3,500	
811-15	Loss & Damage	3,000		3,000	
811-16	Additional Rentals	1,440		1,440	
811-17	Hi-8 Camera	Deferred		2,300	
Fringe Benefits / Taxes		3,071		5,379	
813-00	ART DEPT./SET DRESSING		9,790		15,175
813-01	Production Designer	3,150		3,958	
813-02	Prod. Designer (Location)	3,150		6,220	
813-03	Material Purch/Rentals	2,080		3,345	
813-04	Miscellaneous Expenses	650		650	
Fringe Benefits / Taxes		760		1,002	

815-00	SET CONSTRUCTION		1,832		4,747
815-01	Set Construction Labor	750		1,500	
815-02	Materials Purch/Rentals	1,000		3,000	
Fringe Benefits / Taxes		82		247	
817-00	SPECIAL EFFECTS		6,000		7,000
817-01	Composites	6,000		7,000	
819-00	SET OPERATIONS		19,440		28,730
819-01	Key Grip	1,637		2,110	
819-02	Asst. Grip	2,437		5,185	
819-03	Craft Services	1,000		1,500	
819-04	Asst. Craft Services	1,400		3,300	
819-05	Set Food	9,600		10,500	
819-06	Loss & Damage	500		2,000	
819-07	Grip Expendable	300		450	
819-08	Set Watchman/Fireman	800		1,200	
819-09	Rentals - Dolly - Etc.	500		1,000	
819-10	Miscellaneous Expenses	695		695	
Fringe Benefits / Taxes		571		790	
821-00	ELECTRICAL		21,314		32,350
821-01	Gaffer	2,000		2,757	
821-02	Asst. Gaffer	2,800		6,066	
821-03	Bestboy/Grip	1,437		2,052	
821-04	Asst. Bestboy/Grip	2,137		4,038	
821-05	Maint. - Elec. Equipment	9,000		12,600	
821-06	Elec. Expendable	500		500	
821-07	Generators	960		960	
821-08	Gas & Oil (Generators)	600		750	
821-09	Miscellaneous Expenses	400		600	
Fringe Benefits / Taxes		1,480		2,027	
823-00	PICTURE VEHICLES		11,750		17,750
823-01	Modern car	200		200	
823-02	Small Carriage	300		300	
823-03	Big Wagon	3,000		4,500	
823-04	Transport for wagons	1,500		3,000	
823-05	Maintenance for vehicles	750		750	
823-06	Horses and wranglers	6,000		9,000	
825-00	WARDROBE		4,130		5,138
825-01	Designer/Costumer	1,500		1,935	
825-02	Wardrobe Rentals	375		375	
825-03	Wardrobe Purchases	1,500		2,000	
825-04	Wardrobe Cleaning	200		200	
825-05	Wardrobe Loss & Damage	300		300	
Fringe Benefits / Taxes		255		328	
827-00	MAKEUP & HAIRDRESSING		6,127		9,215
827-01	Company Make-up Artist	2,000		3,000	
827-02	Asst. Make-up Artist	1,250		1,500	
827-03	Hairstylist	1,750		3,300	
827-04	Make-up Supplies	300		300	
827-05	Hairstylist Supplies	200		200	
827-06	Special Make-up	75		150	
Fringe Benefits / Taxes		552		765	

829-00	SOUND (PRODUCTION)		10,727		17,570
829-01	Mixer	2,750		5,160	
829-02	Asst. Mixer	1,850		2,368	
829-03	Boom Person	1,850		3,892	
829-04	Asst. Boom Person	1,250		1,970	
829-05	Sound Package Rental	1,500		2,100	
829-06	Walkie-Talkie Rental	810		1,080	
Fringe Benefits / Taxes		717		1,000	
831-00	LOCATIONS		67,267		75,727
831-01	Scouting (All Costs)	5,200		5,200	
831-02	Travel	15,595		17,445	
831-03	Housing	13,600		18,940	
831-04	Per Diem	1,870		3,140	
831-05	Entertainment/Gratuities	3,000		3,000	
831-06	Meals/Locations	12,460		12,460	
831-07	Cook	2,400		2,400	
831-08	Location Office	3,500		3,500	
831-09	Telephone/Postage	500		500	
831-10	Film Shipping	828		828	
831-11	Baggage Shipping/Handling	2,045		2,045	
831-12	Vehicles Rental	2,030		2,030	
831-13	Gas & Oil (Location Vehicles)	550		550	
831-14	Miscellaneous Expenses	650		650	
831-15	Tools Rental	560		560	
831-16	Misc. city fees & taxes	300		300	
831-17	Location security	1,800		1,800	
Fringe Benefits / Taxes		379		379	
833-00	TRANSPORTATION		1,886		1,886
833-01	Vehicles Rental	1,650		1,650	
833-02	Gas & Oil - Vehicles	100		100	
Fringe Benefits / Taxes		136		136	
835-00	FILM (PRODUCTION)		34,290		43,924
835-01	Prod. Negative Raw Stock	21,500		27,250	
835-02	Pic. Neg./Develop	8,100		11,250	
835-03	Work Print/Dailies	1,800		1,800	
835-04	Audio Tape	300		300	
Fringe Benefits / Taxes		2,590		3,324	
837-00	EDITING & PROJECTION		31,749		57,138
837-01	Film Editor	Deferred		7,860	
837-02	Assistant Film Editor	7,000		12,000	
837-03	Additional Ass't Editor	0		3,000	
837-04	Negative Cutting	5,200		6,200	
837-05	Sound Effects Editing	3,600		6,320	
837-06	Purchases & Rentals	0		1,200	
837-07	Equipment Rentals	1,350		1,800	
837-08	Editing Expendables	300		300	
837-09	Add'l Editing/Video Tape	5,400		6,600	
837-10	Transfers	4,705		4,750	
837-11	Video Tape Stock	663		663	
837-12	Audio Tape Stock	820		820	
Fringe Benefits / Taxes		2,711		5,625	
839-00	AVID		10,436		17,920
839-01	AVID Non-linear	6,000		12,000	

839-02	Video Dailies	3,750		4,675	
Fringe Benefits / Taxes		686		1,245	
841-00	MUSIC		43,000		64,000
853-01	Music - All Costs	43,000		64,000	
843-00	SOUND (POST PRODUCTION)		12,275		15,928
843-01	Sound - All Inclusive	7,200		9,000	
843-02	Foley	700		1,050	
843-03	Pre-Record	3,050		4,275	
843-04	Tape Transfers	390		390	
Fringe Benefits / Taxes		935		1,213	
845-00	FILM		11,130		11,130
845-01	Film - All Inclusive	8,500		8,500	
845-02	Miscellaneous Expenses	1,782		1,782	
Fringe Benefits / Taxes		848		848	
847-00	TITLES, OPTICALS, INSERTS		3,247		7,036
847-01	Titles, Opticals, Inserts	3,000		6,500	
Fringe Benefits / Taxes		247		536	
849-00	INSURANCE		14,892		26,913
849-01	Insurance - All Inclusive	14,892		26,913	
851-00	UNIT PUBLICITY		11,225		13,425
851-01	Unit Publicist	4,050		4,950	
851-02	Press Kits	2,600		2,600	
851-03	Premiere Screening	3,700		5,000	
851-04	Miscellaneous Expenses	875		875	
853-00	LEGAL/ACCOUNTING		5,800		23,800
855-00	GENERAL EXPENSES		6,469		12,969
853-01	Business License	400		400	
853-02	Production Office Rental	3,600		9,000	
853-03	Bank & Interest Charges	60		180	
853-04	Telephone & Postage	1,000		1,800	
853-05	Xerox	500		590	
853-06	Supplies & Expendable	389		479	
853-07	Miscellaneous Expenses	520		520	
Budget Total			510,058		994,057
CONTINGENCY - 10%			51,006		99,406
COMPLETION BOND - 4%					39,762
GRAND TOTAL			561,064		1,133,225

Assuming gross offering amounts of 25%, 50% and 75% would require a change in every item of the above budget, adding up to Budget Detail Totals as follows:

	If Gross Offering of 25% $500,000	If Gross Offering of 50% $1,000,000	If Gross Offering of 75% $1,500,000
Budget Total	510,058	994,057	1,504,115

CONTINGENCY - 10%	51,006	99,406	150, 412
COMPLETION BOND - 4%	-0-	39,762	69,164
GRAND TOTAL	561,064	1,133,225	1,723,691

COMPANY OFFERING EXPENSES:

Company Offering Expenses are calculated at ten percent (10%) of the total Gross Offering that is sold. If a broker-dealer sells the offering, that would be the broker-dealer's commission.

If the Company sells the Gross Offering without the services of a broker-dealer, then the Company Offering Expenses would be reduced to zero, or at the most, would be included in Copying and Advertising Expense.

Any Cash on Hand will be utilized to defray any shortages in the budgets of both the minimum and maximum amounts. It will not be possible to obtain a completion bond at the lower budget as the completion bond company will not accept a budget with any deferred compensation.

It is possible to complete the production of the motion picture "The Vaquero and Susan" at the lower budget given above because so called "above-the-line" or creative costs are almost entirely deferred. These deferred costs will be paid out of first proceeds to the Company. This will insure that funds are available to complete the motion picture. Qualified personnel will work for less for the opportunity of career advancement and screen credit for "The Vaquero and Susan" and also the experience of working in unique circumstances on a unique movie story-line. In addition, the lower budget can be achieved from reduced production time due to less striking and moving of equipment and personnel. The locations offer little interference from spectators, automobiles, planes etc. resulting in bad takes due to technical problems with sound or camera. Most sets will requiring little set dressing and minimal lighting. All other proceeds will go to distribution.

b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

There is a minimum amount of $500,000 that must be raised in this offering, and if that minimum is not raised, all the proceeds under the minimum will be returned to investors.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

No funds from sources other than this offering are anticipated to be used in conjunction with the proceeds from this offering.

b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

No part of the proceeds from this offering are is to be used to discharge any indebtedness, except for the repayment of non-reimbursed out-of-pocket expenses incurred by the Directors to prepare this offering. Some of such expenses will be deferred until the Company has a profit.

c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees, or principal stockholders of the company or their associates, give the names of the person from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

The only asset which will be acquired other than in the ordinary course of the motion picture business, is the script, also known as a property. It is the vehicle through which the motion picture will be produced. The script has been provided by the Chief Executive Officer and Producer, Robert Guy Barrows, valued at $56,613 (Writer's Guild of America minimum for an original screenplay @ $37,938, two re-writes @ $12,449 each and one polish @ $6,226.) The script is being re-written at least three times, but as writer, Robert Guy Barrows, is being paid only for two re-writes. Re-writing is commonplace in the motion picture industry. The payment for writing will be deferred until after the release of the picture, from the first profits. The payment will represent the right of Colorado Movies, Inc., to make one motion picture from the script. Barrows will retain all other rights to the original story. The writing cost in the budget is only $2,791 for script copying, research, and miscellaneous expenses. (See Item 801-00 under Question 9(a) above.)

d) If any amount of the proceeds is to be used to reimburse any officer, director, employee, or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise explain.

Proceeds used to reimburse the Producer, Robert Guy Barrows, for his direct minimum costs in the course of development of "The Vaquero and Susan" to the point of this offering will not be distributed until successful completion of the motion picture, provided funds are available at that time. If funds are not available, the first monies accounted to be a profit by the Company will be used for reimbursement.

The amount of reimbursement to Robert Guy Barrows for his direct minimum costs over the previous six months (from the point of completion of the script and first registration on March 15, 2005) will be as follows:

Labor (@ $10,000 per year)	**$5,000**
Corporation formation	**250**
Key Art	**2,789**
Attorney/Legal	**6,646**
Accounting	**938**
Script Registration	**40**
Location Scouting	
Transportation	**276**
Hotel	**378**
Meals	**187**
General Travel	
Meals & Entertainment	**184**
Office Expenses	
Rent	**1,800**
Utilities	**422**
General	**120**
Computer Expenses	**127**
Printing/Duplication	**1,958**
Postage/Shipping	**178**
Research Books	**201**
Industry Directories	**82**
Film/Video Stock	**317**
Total	**$21,893**

Additionally, there are no costs for use of equipment already owned and used in development.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease, or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens, or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

A complete, thorough and accurate budget is a prerequisite to any business, but absolutely essential to a motion picture project. The major safeguard against cash flow or liquidity problems for the Company is the budget approval by the completion bond company who will not insure the motion picture if the budget is not complete, realistic and accurate. This insures the completion of the motion picture, and insures the product (motion picture) will be available for acquisition/distribution to the marketplace (distributors.) Colorado Movies, Inc. is not in default or breach of any note, loan, lease, or other indebtedness or financing arrangement requiring the Company to make payments. There are no trade payables and the Company is not subject to any unsatisfied judgments, liens, or settlement obligations or the amounts thereof.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The proceeds from this offering are anticipated to satisfy the Company's cash requirements for the next 12 months. This is based on a complete, realistic and accurate budget which must be approved by the completion bond company.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, re-capitalization or refinancing) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom.

	Amount Outstanding		
	As of	As Adjusted	
	June 21, 2005	Minimum	Maximum
Debt:			
Short-term debt $ __0__ (average interest rate _0_ %)	$ __0__	$ __0__	$ __0__
Long-term debt (average interest rate _0_ %	$ __0__	$ __0__	$ __0__
Total debt:	$ __0__	$ __0__	$ __0__
Stockholders equity (deficit)			
Preferred stock - par or stated value (by class of preferred in order of preferences)			
______________________________	$ __0__	$ __0__	$ __0__
______________________________	$ __0__	$ __0__	$ __0__
______________________________	$ __0__	$ __0__	$ __0__
Common stock - par or stated	$ __0__	$ __0___	**$5,000,000.00**

value

Additional paid in capital	$_0_	$ _0_	$ _0_
Retained earnings (deficit)	$ _0_	$ _0_	$ _0_
Total Stockholder equity (deficit)	$ _0_	$ _0_	**$5,000,000.00**
Total Capitalization	$ _0_	$ _0_	**$5,000,000.00**

Number of preferred shares authorized

Number of Class of Preferred	Par Value Shares Authorized	Per Share
0	0	$ 0
		$
		$

Number of common shares authorized: **1,000,000** shares. Par or stated value per share, if any: **$ 5.00**.

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants, or rights: _0_ shares.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

(X) Common Stock;
( ) Preferred or Preference Stock;
( ) Notes or Debentures;
( ) Units of two or more types of securities, composed of: __________
( ) Other: __________

15. These securities have:

( ) YES (X) NO Cumulative voting rights
( ) YES (X) NO Other special voting rights
(..) YES (X) NO Preemptive rights to purchase in new issues of shares
( ) YES (X) NO Preference as to dividends or interest
( ) YES (X) NO Preference upon liquidation
( ) YES (X) NO Other special rights or preferences (specify): __________

16. Are the securities convertible?

( ) YES (X) NO
If so, state conversion or formula. __________

Date when conversion becomes effective: ___ /___ /___
Date when conversion expires: ___ /___ /___

17. a) If securities are notes or other types of debt securities:

1) What is the interest rate? _0_ %
If interest rate is variable or multiple rates, describe:

____

2) What is the maturity date? ___ /___ /___ If serial maturity dates, describe:____

3) Is there a mandatory sinking fund? ( ) YES (**X**) NO
Describe: ____

4) Is there a trust indenture? ( ) YES (**X**) NO
Name, address and telephone number of trustee: **Not Applicable.**

5) Are the securities callable or subject to redemption?
( ) YES (**X**) NO Describe, including redemption prices: **Not Applicable.**

6) Are the securities collateralized by real or personal property?
( ) YES (**X**) NODescribe: **Not Applicable.**

7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.
Not Subordinated.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $ ___**0**___
How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $ __**0**__
How much indebtedness is junior (subordinated) to the securities? $ _**0**_

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pre-tax income from continuing operations plus fixed charges and capitalized interest. "Fixed Charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

	Last Fiscal Year		
	Actual	Pro Forma Minimum	Maximum
"Earnings"	------	------	------
"Fixed Charges"	------	------	------

If no earnings, show
"Fixed Charges" only. **No notes or other debt securities will be issued.**

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock:
Are unpaid dividends cumulative? ( ) YES (**X**) NO
Are securities callable? ( ) YES (**X**) NO

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw, or contractual provision or document that gives rise to the rights of holders of preferred or Preference Stock, notes, or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

Not Applicable.

20. Current amount of assets available for payment of dividends (if deficit must be first made up, show deficit in parenthesis): $ _0_

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

The following paragraphs make clear the satisfaction of requirements for the two officers of Colorado Movies, Inc., Mr. Robert Guy Barrows and Ms. Georgia J. Barrows, to sell stock if they should need to do so because they are unable to obtain the services of a broker-dealer who is registered with the SEC.

"Exchange Act Rule 3a4-1 of the Securities Exchange Act of 1934 provides that an associated person (or employee) of an issuer who participates in the sale of the issuer's securities would not have to register as a broker-dealer if that person, at the time of participation: (1) is not subject to a 'statutory disqualification,' as defined in Section 3(a)(39) of the Act; (2) is not compensated by payment of commissions or other remuneration based directly or indirectly on securities transactions; (3) is not an associated person of a broker or dealer; and (4) limits its sales activities as set forth in the rule."
-- The above is taken from the www.sec.gov web site under the heading "Guide to Dealer-Broker Registration."

Upon the effectiveness of this Reg. A Offering Statement, as qualified by the SEC, this paragraph will be amended to state exactly who will be the selling agent (broker-dealer) of this offering, whether a broker-dealer registered with the SEC, or that Mr. and Mrs. Barrows will be the selling agents, and have not been a broker or dealer, or an associated person of a broker or dealer, within the *preceding 12 months, and have not nor will not participate in the sale of securities for any issuer more* than once every twelve months. As officers and directors, Mr. and Ms. Barrows will not receive commissions or other remuneration in connection with their participation in this offering based either directly or indirectly on transactions in securities. Our officers and directors intend to contact people that they know from previous business relationships in connection with their efforts to sell the securities offered by this prospective.

Colorado Movies, Inc. may also employ the services of an agent or intermediary to introduce Colorado Movies, Inc. to prospective subscribers to the offering. In such event, Colorado Movies, Inc. is prepared to pay commissions or finder's fees of up to 10% of the proceeds from the offering. In the event that Colorado Movies, Inc. does employ the services of an agent or intermediary, and such agent or intermediary is acting as an underwriter, Colorado Movies, Inc. will file a post effective amendment to name such underwriter, disclose the material terms of the underwriting, disclose the material terms of such underwriting agreement and file such as an exhibit.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

Except for the 10% commission to an SEC-registered broker-dealer, set forth as a percent of the offering price on the cover page of this Offering Circular, no compensation to selling agents or finders, including cash, securities, contracts or any other consideration will be made. The company will indemnify selling agents and any finders who may become involved in this offering against liabilities under the securities laws.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Not applicable.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Should the issuer be unable to obtain the services of a licensed selling agent, then the following persons at the Company will sell the offering, as stated above in paragraph 21.

Name:	**Robert Guy Barrows**	Name:	**Georgia J. Barrows**
Address:	**2601 - 8th Avenue** **Pueblo, CO 81003**	Address:	**2601 - 8th Avenue** **Pueblo, CO 81003**
Telephone number:	**(719) 543-7711**	Telephone number:	**(719) 543-7711**

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter 8 of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply.

Not Applicable.

Will the certificate bear a legend notifying holders of such restrictions? ( ) YES ( ) NO

26. a) Name, address, and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised.

To be named as an amendment, before any proceeds will be accepted from the sale of stock.

b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised.

Six months after the date of the first sale of any shares of stock.

Will interest on proceeds during escrow period be paid to investors? ( ) YES **(X)** NO

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined.

Not Applicable.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when.

Not Applicable.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: **President and CEO in Charge of Production**

Name: **Robert Guy Barrows** Age: **79**

Office Street Address: **2601 - 8th Avenue**
Pueblo, CO 81003

Telephone Number: **(719) 583-0508**

Names of employers, titles, and dates of positions held during past five years with an indication of job responsibilities:

Robert Guy Barrows has been retired for the last five years.

AFFILIATION: **Lifetime Current Member, Writers Guild of America, west.**

EXPERIENCE **Freelance Writer/Director/Producer/Actor**

- Professional positions at most major film studios including: M-G-M, Universal, Paramount, 20th Century Fox, Warner Brothers, and many independent production companies.
- Wrote scripts which were produced for primetime television series on NBC, CBS, and ABC. Credits include:

Motion Picture: *Danger Has Two Faces*, 20th Century-Fox.

Television: Alias Smith & Jones; Bonanza; Ben Casey; Combat; Destry; Daniel Boone; The Bold Ones; The Big Valley; Empire; The Doctors; The Fugitive; The Green Hornet; Felony Squad; Ironside; Kraft Suspense Theater; The Man Who Never Was; Mission: Impossible; Run For Your Life; Wild Wild West; The Virginian; and others.

- Writer, director, producer, Los Alamos National Laboratory, with Q-Clearance for national security films and television.
- Wrote, produced, directed plays and films, New York, Los Angeles.
- Acted, produced and directed in several community theaters.
- Wrote and edited newspaper and magazine articles.

AWARDS

- The Samuel Goldwyn Creative Writing Award.
- Rockefeller Fellowship in Playwriting, UCLA.
- Tavistock Repertory Company Playwriting Award, London.

TEACHING

Faculty, Speech-Drama-Playwriting
NEW YORK UNIVERSITY, New York, NY
Lecturer, History of the Theater
AMERICAN ACADEMY OF DRAMATIC ARTS, New York, NY

Faculty, Theater Arts Department
UCLA, Los Angeles, CA

Faculty, Playwriting
LOYOLA MARYMOUNT UNIVERSITY, Los Angeles, CA

Faculty, Film Writing
ART CENTER COLLEGE OF DESIGN, Pasadena, CA

EDUCATION

Master of Arts — Theater Arts
UCLA, Los Angeles, CA

Bachelor of Arts — English Literature
UNIVERSITY OF COLORADO, Boulder, CO

BIRTHPLACE **Fort Collins, Colorado**

Also a Director of the Company? (**X**) YES ( ) NO

Indicate amount of time to be spent on Company matters if less than full time.

Full Time.

The term "Key Personnel" includes vice presidents, production managers, sales managers, or research scientists and similar persons who make or are expected to make significant contributions to the business of the company whether as employees, independent contractors, consultants, or otherwise.

30. Other Key Personnel: Title: **Corporate Secretary and General Production Manager.**
Date of position: April 20, 2005.

Name: **Georgia J. Barrows** Age: **69**

Office Street Address: **2601 8th Avenue**
Pueblo, CO 81003

Telephone Number: **(719) 543-7711**

EXPERIENCE

Georgia J. Barrows has been a Member of A.F.T.R.A (American Federation of Television and Radio Actors)

Acting Studios attended:
Charles E. Conrad Acting Studio, Burbank, CA
Michael Weisman Actors Workshop, Chatsworth, CA
Burbank Actors Studio, Burbank, CA
James Campbell Improvisation Class, San Francisco, CA
Metamorphosis Modeling Studio, San Francisco, CA

TV credits include:
An Inconvenient Woman (ABC)
Silk Stalkings (CBS/USA)
Midnight Caller
Unsolved Mysteries

TV commercial:
Del Monte Foods
Stage role:
Father of the Bride

Georgia and Robert Barrows produced and acted in their own horror-film production "I Dream of Blood."

Together they have produced two full-length digital movies:
"Honey B. Good"
"Do Angels Have Wings?"

SKILLS: **Preparing production reports, budget breakdowns, managing all aspects of production.**

Also a Director of the Company? **(X)** YES ( ) NO

Indicate amount of time to be spent on Company matters if less than full time.

Full time.

DIRECTORS OF THE COMPANY

31. Chief Financial Officers: **Robert Guy Barrows and Georgia J. Barrow**

These two Chief Financial Officers of Colorado Movies, Inc., have held their positions since the date of incorporation of Colorado Movies, Inc., as follows:
Robert Guy Barrows April 20, 2005
Georgia J. Barrows April 20, 2005

32. Other Key Personnel: **None.** Title:

33. Number of Directors: **Two.**

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Directors are elected annually with no voting trust or other arrangement.

34. Information concerning outside or other Directors (i.e., those not described above):

There are no outside or other Directors.

35. a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?
(X) YES ( ) NO Explain:

CEO in Charge of Production, Robert Guy Barrows, has over 40 years experience in every area of production and post production. He started his industry career in 1956 at M-G-M studios in Culver City, where his first-hand observation of high budget musicals and other films the studio was producing at that time gave him a unique schooling in film-making.

Additionally, Barrows has produced, directed and personally performed all hands-on post-production for many films and videos. Barrows has a complete, working knowledge of every aspect of motion picture production, which he first learned in the first film school in New York University which was started by Haig Manoogian, teacher of filmmakers such as Martin Scorese and Robert DeNiro.

Barrows has intimate working knowledge of every detail of film-making, learned from films he made at Los Alamos National Laboratory, documentary films, and a low-budget horror film made with his wife Georgia J. Barrows.

b) If any of the Officers, Directors, or other key personnel have ever worked for or managed a company in the same business or industry as the company or in a related business or industry, describe what precautions, if any (including obtaining of releases or consents from prior employers), have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how, or other proprietary information.

No precautions have been taken or are necessary to preclude claims by prior employers for conversion or theft of trade secrets, know-how, or other proprietary information in relation to any Officers, Directors, or other key personnel because these individuals possess only general knowledge about the motion picture industry acquired by their own industry experience, not in relation to any specific prior employers.

c) If the company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

CEO/Producer Robert Guy Barrows started his own theatrical company while still in college at the University of Colorado in Boulder. The company he formed was profitable and played for two seasons in Boulder.

Barrows also managed his own writing/producing career while in Hollywood, and produced a commercial theatrical play in Los Angeles with professional actors and crew. He raised the funds for this venture and supervised all aspects of the production, which played to standing-room-only crowds for several months.

Barrows formed the Santa Fe Film School in New Mexico and produced several commercial films and videos.

In Pueblo, Barrows produced a live play, and then produced a videotape version of the play. He also produced a panel discussion television program for the local PBS station in Pueblo. These productions gave Barrows a sense of achievement which motivated him to create a new company named Colorado Movies, Inc., so the production of "The Vaquero and Susan" will demonstrate that independent commercial films can be produced in Pueblo.

d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

In relation to the actual production and post-production of the motion picture "The Vaquero and Susan" there are numerous key personnel both above and below-the-line who are not employees but are consultants or other independent contractors including many experienced professionals who will be contacted.

The Producer, at his discretion, may allocate a portion of his stock in the Company as an added incentive and inducement to some of these professionals to appear in the motion picture.

e) If the Company has key man life insurance policies on any of its Officers, Directors, or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company, and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

Within the motion picture industry, the concept of key man life insurance does not exist in the same way. An equivalent would be Cast Insurance which is usually purchased and covers the principle cast and the director. Cast Insurance is usually included in what is called a Production or Producer's Package Policy. Complete insurance will be purchased by the Company for the production of "The Vaquero and Susan." This is in addition to the completion bond which insures that the motion picture will be completed. Benefits from Cast Insurance would not be paid to the Company or the estate of the insured person or a surviving spouse but would go to re-shoot any scenes necessary to complete the motion picture.

36. If a petition under the Bankruptcy Act or any State insolvency laws was filed by or against the Company or its Officers, Directors, or other Key Personnel, or a receiver, fiscal agent, or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Colorado Movies, Inc. has no filings by or against the Company, nor its Officers, Directors, or other Key Personnel. No receiver, fiscal agent, or any other such officer was appointed by any court. Nothing in this question applies to the company nor to any person in the company.

Note: After reviewing the information concerning the background of the Company's Officers, Directors, and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

	Class of Shares	Avg. Price Per Share	No. of Shares Now held	% of Total	No. of Shares Held After Offering if All Securities Sold	% of Total
Name:						

There are no stockholders at this time. No shares have been registered or issued to anyone, including the two corporate officers. The minimum offering will consist of 100,000 shares of common stock at $5 a share for a total of $500,000. The maximum offering will consist of 400,000 shares of common stock at $5 a share for a total of $2,000,000. 00.

If the initial maximum offering succeeds, the Company will hold 600,000 shares remaining.

38. Number of shares beneficially owned by Officers and Directors as a group: **1,000,000.**

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. a) If any of the Officers, Directors, key personnel, or principal stockholders are related by blood or marriage, please describe.

Georgia J. Barrows, Corporate Secretary and General Production Manager, is the wife of CEO/Producer Robert G. Barrows; they are related by marriage.

b) If the company has made loans to or is doing business with any of its Officers, Directors, key personnel, or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property, or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing, or other arrangements.

No loans of any type have been made by Colorado Movies, Inc.

c) If any of the Company's Officers, Directors, key personnel, or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Colorado Movies, Inc. has no bank debt or any other obligations.

40. a) List all remuneration by the Company to Officers, Directors, and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$ __0__	$ __0__
Chief Operating Officer	$ __0__	$ __0__
Chief Accounting Officer	$ __0__	$ __0__
Key Personnel: _________	$ __0__	$ __0__
____________________	$ __0__	$ __0__
____________________	$ __0__	$ __0__
____________________	$ __0__	$ __0__
____________________	$ __0__	$ __0__
Others:______________	$ __0__	$ __0__
________________________	$ __0__	$ __0__
________________________	$ __0__	$ __0__
Total: Directors as a group (number of persons __4__)	$ __0__	$ __0__

b) If remuneration is expected to change or has been unpaid in prior years, explain.

Remuneration is not expected to change and no remuneration has been unpaid in prior years because Colorado Movies, Inc. is a new company. The Producer/Director, Robert Guy Barrows, is willing to defer his fee as Producer of the motion picture "The Vaquero and Susan" until such time as the motion picture is completed. This Producer's fee is now budgeted at $40,000 and will be paid out of first proceeds to the Company, or deferred until the Company shows a net profit large enough to pay a Producer's fee and/or a fee for the sale to the Company of all rights to the script.

c) If any employment agreements exist or are contemplated, describe.

No employment agreements currently exist because Colorado Movies, Inc. is a new company. Employment agreements are contemplated. See Question No. 35(d) for further explanation.

41. a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: _0_ shares (_0_ % of total share to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices, and other basic terms for these securities.

Not Applicable.

b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options, or warrants: _0_ shares.

c) Describe the extent to which future stock purchase agreements, stock options, warrants, or rights must be approved by shareholders.

Future stock purchase agreements, stock options, warrants, or rights must be approved by a single majority of the shareholders.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the company and not compete upon any termination.

The business is highly dependent on the services of Chief Executive Officer and Producer, Robert Guy Barrows. Mr. Barrows is one of the two Directors of the Company, and has an equal interest in the financial well-being and success of Colorado Movies, Inc. Mr. Barrows' professional career is also dependent upon successful production of the motion picture "The Vaquero and Susan."

LITIGATION

43. Describe any past, pending, or threatened litigation or administrative action which has had or may have a material effect on the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors, or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

There are no past, pending, or threatened litigations or administrative actions by or against Colorado Movies, Inc. or by or against any Officer/Director of Colorado Movies, Inc.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks for their disallowance. Also, state the name, address, and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Name of tax advisor: (THIS INFORMATION WILL BE INSERTED AT A LATER DATE.)

Address: (ADDRESS
CITY, STATE ZIP)
Telephone No.: (Number) FAX (Number)

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

No major contracts or any breach of bylaw provisions or any other factors, either adverse or favorable currently exist because Colorado Movies, Inc. is a new company, nor are any anticipated that will or could affect the Company or its business at this time.

The information provided in this Offering Circular pertains specifically to the business of the motion picture industry with the expectation that enough information has been provided within the scope of this document to answer any questions and offer explanations as relating specifically to the business of the motion picture industry in the context of this Offering Circular.

FINANCIAL STATEMENTS

46. Attach reviewed or audited financial statements for the last fiscal year and unaudited financial statements for any interim periods thereafter. If since the beginning of the last fiscal year the Company has acquired another business the assets or net income of which were in excess of 20% of those for the Company, show pro forma combined financial statements as if the acquisition had occurred at the beginning of the Company's last fiscal year.

Because Colorado Movies, Inc. is a new company, there are no reviewed or audited financial statements for the last fiscal year or unaudited financial statements for any interim periods.

The Company does hereby agree to provide investors in this offering for five years (or such longer period as required by law) hereafter annual financial reports containing a balance sheet as of the end of the Company's fiscal year and a statement of income for said fiscal year, all prepared in accordance with generally accepted accounting principles and accompanied by an independent accountant's report. If the Company has more than 100 security holders at the end of the fiscal year, the financial statements shall be audited.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

Not applicable. Colorado Movies, Inc. is a new company and has no financial statements. The Company has no fiscal year-end at this time.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

There are no trends in the Company's historical operating results because Colorado Movies, Inc. is a new company.

The motion picture industry is experiencing continued growth. It appears this summer's box office gross will equal or surpass last summer which was the largest in history. 2004 Domestic Box Office Gross: $5.24 Billion (Up 7.6% from 2003; Up 39.1% from 1993.)

The demand for films is high with the explosion of cable and additional channels (500+). Cable competition has become fierce with the addition of new channels. The New FX Network by FOX and the continuing battle between HBO/Cinemax and Showtime/The Movie Channel only increases the desire for new programming. Coupled with the explosion in home video, the various non-theatrical ancillary markets promise significant potential sources of revenue for producers. European and foreign markets many times are more lucrative than domestic outlets.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year:

Colorado Movies is a new company and has so far had no significant sales.

What is the anticipated gross margin for next year of operations? **Approximately 80 %**. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

The gross margin for the next year of operations for the Company is significantly higher than the motion picture industry as a whole, because major Hollywood releases must earn tens of millions of dollars merely to break even. By contrast, a smaller budget motion picture can achieve net profits with relatively low box office revenues.

By utilizing locations in Colorado, costs can greatly be reduced. Local labor is less expensive. There is strong support by many prominent citizens of Colorado.

These and other factors will allow production of "The Vaquero and Susan" to achieve a gross margin for the Company significantly higher than the motion picture industry as a whole.

50. Foreign sales as a percent of total sales for last fiscal year: _0_ %. Domestic government sales as a percent of total domestic sales for last fiscal year: _0_%. Explain the nature of these sales, including any anticipated changes.

Revenue from foreign sales for "The Vaquero and Susan" is anticipated to be as much as 50% or more of the potential earnings. This is reflected as an industry wide trend. Foreign theatrical revenue for 1994 is up 10% from a previous five year average of 4.6% increase per year. Revenue from foreign video for 1994 is up 21% from a previous five year average of 15.3% increase per year. Overall revenue from foreign sales and distribution has been sharply on the rise since 1985. Toady, foreign revenue matches or exceeds domestic revenue for the first time in motion picture history.

Many countries still rely on the movie theater for popular entertainment. These countries buy movies practically sight unseen, ordering so many horror and so many suspense/action films. These foreign movie buyers have been, and are still, the backbone of the low-budget film. They are unable to afford the fees demanded by the major studios and big independent companies and have to gravitate to the smaller budget film producer.

SIGNATURES:

A majority of the Directors and the Chief Executive and Financial Officers of the Company shall sign this Disclosure Document on behalf of the Company and by so doing so thereby certify that each has made diligent efforts to verify the material accuracy and completeness of the information herein contained. By signing this Disclosure Document, the Chief Executive and Chief Financial Officers agree to make themselves, the Company's books and records, copies of any contracts. lease or other document refereed to in the Disclosure Document, or any other material contract or lease (including stock options and employee benefit plans), except any proprietary or confidential portions thereof, and a set of the exhibits to this Disclosure Document, available to each investor prior to the time of investment' and to respond to questions and otherwise confirm the information contained herein prior to the making of any investment by such investor.

The Chief Financial Officer signing this form is hereby certifying that the financial statements submitted fairly state the Company's financial position and results of operations, or receipts and disbursements, as of the date and period(s) indicated, all in accordance with generally accepted accounting principles consistently applied (except as stated in the notes thereto) and (with respect to year-end figures) including all adjustments necessary for fair presentation under the circumstances.

Chief Executive Officer:

Robert Guy Barrows
President

Georgia J. Barrows
Corporate Secretary

PART III — EXHIBITS

There are no exhibits at this time, because Colorado Movies, Inc., has no underwriting agreement, no charters and by-laws, no instruments defining the rights of security holders, no subscription agreement, no voting trust agreement, no material contracts, no material foreign patents, no plan of acquisition, reorganization, arrangement, liquidation or succession, no escrow agreement at this time (but will be attached as an amendment when an escrow agent is named), no consents, no opinion re: legality, no sales material, no "Test the Water" material, no appointment of Agent for Service of Process, nor any other exhibit, at this time, although there may be exhibits attached as amendments when appropriate.

A copy of the "Registration Confirmation" with Registration Number 1052302 by the Writers Guild of America is attached as Exhibit A, confirming that all rights to the script are held by Robert Guy Barrows.

EXHIBIT "A"

Registration Confirmation

Please print this page for your records.

Registration Number : 1052302

Thank you for your registration. Your material has been successfully registered with the WGA Intellectual Property Registry. Registrations are valid for a term of five years and can be renewed upon expiration. Please remember that changes cannot be made once material has been registered with the WGAw Intellectual Property Online Registration Service.

Should you have any questions regarding your online registration, please mail or fax your photo ID along with your written request to the Intellectual Property Registry at (323) 782-4803.

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Registered Item Information:

Material Type :	SCREENPLAY
Intended Medium :	SCREEN
Item Title :	script
Filename :	Script-Vaquero and Susan

Registrant/Author Information:

Registrant ID :	464285636
Registrant Last Name :	Barrows
Registrant First Name :	Robert
Registrant Middle Name :	Guy

Credit Card was Charged:

Credit Card # :	XXXXXXXXXX-9486
Name on Card:	Robert G Barrows
Credit Card Expiration Date(mmyy) :	0505
Credit Card Amount :	USD 10

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